Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Real McCoy Tea Company
210 E Chestnut Street
Bellingham, WA 98225
www.kombuchatown.com

Up to $250,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Real McCoy Tea Company
Address: 210 E Chestnut Street, Bellingham, WA 98225
State of Incorporation: DE
Date Incorporated: September 13, 2011

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $250,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Class B Non-Voting Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: August 08, 2022
Valuation Cap: $20,000,000.00
Discount Rate: 15.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Class B Non-Voting Common Stock

Voting Rights:
There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights:

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated

between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Early bird

First 7 days of campaign - 10% Annual Interest Rate on notes

Next 7 days - 9% Annual Interest Rate on notes

Volume Perk

Level 1: $250 - Can growler + 10 trees

Level 2: $500 - cooler backpack ($25/$30) + 20 trees

Level 3: $1,000 – 3 months product + 50 trees + Access to the brewers' reserve flavor

Level 4: $2,500 – 10% off for life! + 150 trees + Access to Brewers' reserve flavor

Level 5: $5,000 – Private Cocktail Experience/Mixologist + 250 trees + access to brewers reserve flavor + 9% Annual Interest Rate on notes

Level 6: $10,000 - VIP Experience + 500 trees + access to brewers reserve flavor + 10% Annual Interest Rate on notes

Level 7: $50,000 - VIP Experience + 500 trees + access to brewers reserve flavor + 12% Annual Interest Rate on notes

Level 8: $100,000 - VIP Experience + 500 trees + access to brewers reserve flavor + 15% Annual Interest Rate on notes

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Company will offer 10% additional bonus interest rate for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual

interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Real McCoy Tea Company (DBA Kombucha Town) is a premier producer of Kombucha and other non alcoholic, living beverages. We use innovative and proporetary formulation, processing and culture cultivation to manufacture unique and delicious beverages. Our Lifestyle and environmental mission brand is geared toward Millenials and Gen Z who are looking for a company with integrity and a healthy alternative to soda and energy drinks.

We brew and operate out of a 6500 sq foot facility in Bellingham WA. We used to operate the Culture Cafe as well but sold that side of the business off in Feburary 2019 to focus on our packaged lines of products. We distribute and sell through several wholesalers both locally and nationally. The service retailers in several different channels including, Natural retail, Convenience stores, hospitality, and food service. We also sell direct to consumer throught Amazon and our website.

Kombucha Town produces three different lines of Kombucha Products; Our "Fresh Blends", refridgerated Kombucha line with four different flavors. "Balanced Energy" which consists of three flavors of shelf stable kombucha products. Our new release is out "Live Seltzer" line which there are three flavors.

Chris McCoy is the Founder and CEO and is the primary share holder of the Company. There is also one minority shareholder with non voting interest.

Competitors and Industry

The Global Kombucha Market is a roughly $1.5 BIllion dolar industry in 2017 and forcasted to continue at a CAGR of 17.5% between 2018 and 2023.

Top Competators in the Kombucha industry are;

GT Daves Kombucha,

Kevita, (PEPSI owned)

HealthAde Kombucha

Brew Dr. Kombucha

Kombucha Towns closest competition;

Rowdy Mermaid, based in Boulder, CO

Better Booch, based in Huntington Park, CA

Happy Mountain Kombucha, Portland, OR

Live Seltzer Competition:

Waterloo, Austin, TX (founded in 2017)

Spin Drift, Boston, MA (Founded in 2017)

Kombucha Town uses proprietary formulation, processing and cultivation meathods to make truly differntiated products. Our products embody both form and function that is satisfying to the customer and benneficial to their health.

Current Stage and Roadmap

Kombucha Town produces ten different producs across three different lines. We just released our third newest line of products "LIVE Seltzer" Which is the first Pro Biotic seltzer water product on the market.

We plan on focusing on obtaining national media exposure and national retailer interest in our products.

We plan to keep driving innovation and disruption through several additional product line releases in the next 12-24 months. This includes a kids line, an athelitic performance and recovery line, and an adaptogenic, cognitive enhancing line.

The Team

Officers and Directors

Name: Chris McCoy

Chris McCoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO/Director
  Dates of Service: September 13, 2011 - Present
  Responsibilities: CEO -- Chris overseas day to day operations, leads innovation, fund raising, sales and marketing. To date he is the sole director of the organization. He is compensated with a $48k a year salary and his equity.

Name: Christine Harem

Christine Harem's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Managing all accounting aspects of the company, currently receives a $52,000 annual salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible promissory note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any convertible promissory note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering convertible note investment in the amount of up to 1,032,550 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, providing healthy and energetic beverages. Our revenues are therefore dependent upon the market for such product.

Minority Holder; Securities with No Voting Rights

The convertible promissory note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a

minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Supply Chain Disruption
Real McCoy Teas Corp manufactures products with ingredients from all over the world. We have several options for every component of our products to ensure supply chain security. However there is a chance a market disruptions may prevent us from getting some or all of what is needed to produce. In which case an inability to manufacture and sell our products could put the business at risk.

Food born illness risk
Kombucha Town produces a beverage that could become contaminated an make someone ill. We have a recall plan in place if this were to happen. However depending on scale of the recall the significant cost in executing the recall could render the company insoluble and unable to continue to operate.

Specialized personal risk
There are key personal managing Kombucha Town that are necessary to conduct business. If one or more of these key personal were to fall very ill, die or otherwise become un able to work the business would not be able to operate.

Natural disaster risk
If there were a serious natural disaster like a tsunami, major earthquake, volcano in our local area we would likely have to cease operations for at least a period of time, if not indefinitely.

Competitive industry risk
We operate in a very competitive industry. Other Kombucha companies have much broader access to resources than we do. This could prohibit us from being able to achieve our benchmarks, stay relevant and differentiated in the market.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher J McCoy	800,000	Class A Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Non-Voting Common Stock, Convertible Note 2020, Convertible Note KH, Convertible Note - Stacey, and Convertible Note - Rodeo.

Class A Common Stock

The amount of security authorized is 800,000 with a total of 800,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 400,000 with a total of 220,400 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Convertible Note 2020

The security will convert into class b non-voting common stock and the terms of the Convertible Note 2020 are outlined below:

Amount outstanding: $0.00
Maturity Date: August 08, 2022
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $20,000,000.00

Conversion Trigger: 1,000,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units of its Class B Non-Voting Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Class B Non-Voting Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Class B Non-Voting Common Stock at conversion price equal to the lesser of (i) 15% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding Class B Non-Voting Common Stocks of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Class B Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of

the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class B Non-Voting Common Stocks at a price per security equal to the quotient of 20,000,000 divided by the aggregate number of outstanding common stocks of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Convertible Note KH

The security will convert into Common stock and the terms of the Convertible Note KH are outlined below:

Amount outstanding: $20,000.00
Maturity Date: October 13, 2023
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Financing or Corporate Transaction

Material Rights

There are no material rights associated with Convertible Note KH.

Convertible Note - Stacey

The security will convert into Common stock and the terms of the Convertible Note - Stacey are outlined below:

Amount outstanding: $367,888.00
Maturity Date: December 31, 2022
Interest Rate: 10.0%
Discount Rate: 15.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: The conversion is triggered by the maturity date, an equity sale, or a change in control.

Material Rights

There are no material rights associated with Convertible Note - Stacey.

Convertible Note - Rodeo

The security will convert into Common stock and the terms of the Convertible Note - Rodeo are outlined below:

Amount outstanding: $18,037.56
Maturity Date: January 01, 0001
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Financing or Corporate Transaction

Material Rights

This Note has no maturity date.

What it means to be a minority holder

As a minority holder of convertible promissory note of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $350,000.00
  Use of proceeds: Debt consolidation, operating expenses, marketing, capital expenditures
  Date: December 17, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Year Ended December 31, 2019 compared to year ended December 31, 2018

Based on unaudited data.

The financial statements outline sales and costs of the Culture Café as well as the Kombucha Town Brewery. The café portion of the business was sold in February of 2019, and for that reason, I'm focusing on the brewery portion of operations. We still sell kombucha to the café, as many locals prefer to buy directly, so that is the source

of the "Café Kombucha Sales" line on the Profit and Loss Statement.

Revenue

Brewery sales were up $211,688 in 2019 over 2018; this is a 24.71% increase. One explanation for this increase in sales is an increase in trade spend. A 32% increase in sales of our canned products was distributed fairly evenly across our product line, with the exception of Cascadian Hops Kombucha, which had a slight decrease in sales, and our blood Orange Kombucha which was launched in 2019.

Cost of Sales

Brewery Cost of Goods Sold was up 25% in 2019 over 2018. The fact that this increase in costs is lower than the percentage increase in revenue is the result of our efforts to increase efficiency in the brewery. The majority of this increase in efficiency can be attributed to labor and better time management practices.

Gross Margins

The disproportionate increase in costs to revenue resulted in a 35% increase in gross profits in 2019 over 2018. Gross profit increased by $186,146 and our per case profit margin increased by 7%.

Expenses

Our overhead expenses increased by 44%. We increased our trade spend in an attempt to boost national sales, and this accounts for the majority of this increase. Another substantial increase in expenses was due to staffing. In order to position ourselves to grow, we needed to invest in our team. Now that that investment has been made, we're confident that we are in a strong position moving forward.

Other expenses, such as rent, decreased as a result of selling the café. When café expenses are omitted from overhead in the 2018 and 2019 financials, the result is a 11% decrease in expenses, which indicates that the focused Kombucha Town Brewery is far more efficient than it was when it we also ran the Culture Café.

Historical results and cash flows:

With our new "Live Seltzer" product line, we plan to take advantage of existing distribution channels, retail relationships, and we have the operational capacity to quickly to bring it to the national market. With this we anticipate growth and after the sale of Culture Café and focusing exclusively on the products. Thus, we expect that historical results and cash flows do not represent the future results which should be different.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have $55,200 in cash, $128,300 in accounts receivable, and $151,461 in inventory. This is enought capital to continue our operations through the end of the year conservatively. Depending on our sales and general market conditions we may need to tap into other more expensive forms of debt. This being said, crowd fund raising is a much better option for us at this time.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We currently have funds to sustain operations, however in order to grow we to meet demand we will need additional funding. That is the purpose of this campaign.

We currently have $55,200 in cash, $128,300 in accounts receivable, and $151,461 in inventory. The cash on hand came from the SBA EIDL loan that we recieved in July of 2020.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds of this campaign are important to support the business's growth. Without these funds we will able to sustain operations but have sever constraints on our ability to grow.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minnimum we will be able to opperate with existing resources for at least 6 to 12 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum we will be able to opperate for the forseeable future without cashflow strain.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have a list of interested angel investors as well as an available short term line of credit if need be.

Indebtedness

- **Creditor:** Evan Turner
  Amount Owed: $236,744.99
  Interest Rate: 15.0%
  Maturity Date: December 01, 2021
  On our Financial Statements this is referred to as the Canning Line Loan.

- **Creditor:** Herald Building LLC
  Amount Owed: $49,468.11
  Interest Rate: 6.0%
  Maturity Date: July 05, 2023

- **Creditor:** KRB Investments
  Amount Owed: $26,965.27
  Interest Rate: 10.0%
  Maturity Date: December 20, 2025
  The current monthly payment is $528.60.

- **Creditor:** David Marshak
  Amount Owed: $1,851.67
  Interest Rate: 10.0%
  Maturity Date: March 10, 2021
  Monthly payment of $212.47

- **Creditor:** Walton Beverage
  Amount Owed: $89,222.63
  Interest Rate: 5.0%
  Maturity Date: January 31, 2024

- **Creditor:** Rodeo CPG
  Amount Owed: $17,813.96
  Interest Rate: 5.0%
  Maturity Date: February 05, 2022
  Convertible Note

- **Creditor:** Savibank Business Loan 7380
  Amount Owed: $216,065.24
  Interest Rate: 7.25%
  Maturity Date: November 15, 2026
  The interest rate is 7.25% variable and the monthly payment is variable.

- **Creditor:** Savibank Business Loan 8820
  Amount Owed: $113,021.69

Interest Rate: 7.25%
Maturity Date: December 30, 2026
The interest rate is 7.25% variable and the monthly payment is $1,792.52.

- **Creditor:** Savibank SBA EIDL
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: June 05, 2050

- **Creditor:** Suntrust
  Amount Owed: $12,732.49
  Interest Rate: 5.66%
  Maturity Date: February 26, 2022
  The current monthly payment is $696.21.

- **Creditor:** Stacey Gross
  Amount Owed: $350,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2022
  Convertible Note, upon maturity the debtor will receive payment of principle and interest or equity.

- **Creditor:** Bank of America Credit Card
  Amount Owed: $8,474.89
  Interest Rate: 15.99%
  This is a credit card with no maturity date. The current monthly payment is $500.

- **Creditor:** KH Enterprises
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: October 20, 2023
  Convertible Note, upon maturity the debtor will receive payment of principle and interest or equity.

Related Party Transactions

- **Name of Entity:** Ben Esget
  Relationship to Company: Financial Advisor and 1% equity holder
  Nature / amount of interest in the transaction: Ben is an advisor for Real McCoy Tea Company
  Material Terms: Ben holds 1% equity.

- **Name of Entity:** Stephanie Lind
  Relationship to Company: Advisor

Nature / amount of interest in the transaction: Ms. Lind is a new Advisor to the company and receiving equity in exchange for her work.
Material Terms: In exchange for services Ms. Lind receives 1% equity over 2 years vested monthly as of February 2020.

Valuation

Valuation Cap: $20,000,000.00

Valuation Cap Details: The $20,000,000 valuation cap follows our previous fund raising in December 2019 where we raised $350K on a convertible note w/ the exact same cap. In addition, we considered company's market position and sales forecast for the next five years. We believe our cost structure, innovation and emergence onto the national market will further enable us to create a substantial amounts of value.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  13.5%
  To create content and pay for digital adds that will be run on several social media platforms.

- *Research & Development*
  5.0%
  Develop the new flavor for the campaign perks

- *Inventory*
  35.0%
  Purchase packaging for the special campaign flavor and incentive merchandise

- *Operations*
  15.0%
  Purchase an automatic Co2 regulating device for our conditioning tanks.

- *Company Employment*
  5.0%
  Help cover some of the employment cost associated with running the campaign.

- *Working Capital*
  23.0%
  Cash to cover accounts payable as accounts receivable grows.

If we raise the over allotment amount of $250,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.5%
  Content creation and ads for digital marketing, as well as retail promotions. Move forward with the Behind the Scenes public TV show production.

- *Research & Development*
  10.0%
  Lab equipment to do in house testing as well as third party testing. Formulation and product development on two new product lines, a children's specific line as well as a performance/recovery beverage.

- *Company Employment*
  15.0%
  Enable us to hire and train as we grow. Also enable us to attract high level talent to push growth with a seasoned expert in sales and marketing.

- *Operations*
  15.0%
  Larger storage tanks and brewing equipment. Lease an automated pack off and palletizing machine.

- *Inventory*
  25.0%
  Purchase printed cans for all our products and new products.

- *Working Capital*
  16.0%
  Make sure we have enough operational capital to stay current on accounts payable as accounts receivable increases.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.kombuchatown.com (www.kombuchatown.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kombuchatown

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Real McCoy Tea
Company

[See attached]

I, Christopher J McCoy the Founder and CEO of Real McCoy Tea Company hereby certify that the financial statements for Real McCoy Tea Company and notes thereto for the periods ending December 31, 2018 (beginning date of review) and December 31, 2019 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our tax returns were total income of -$42519.45; taxable income of -$42519.45, and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 18, 2020 (Date of Execution).

 (Signature)

founder/CEO_____(Title)

9/18/20_____(Date)



Financial Statements

(Unaudited)

As of and for the years ended

December 31, 2018 and December 31, 2019

Real McCoy Tea Company

Index to Financial Statements

(Unaudited)

Real McCoy Teas LLC Profit and Loss

(Unaudited)

January 2018 – December 2019

	Jan - Dec 2018	Jan - Dec 2019
Income		
Billable Expense Income	1,180.00	0.00
Brewery Sales		0.00
Reduction in Sales		
Booch Returns	-3,830.83	-14,921.84
Early Payment Discount	-1,030.35	
Total Reduction in Sales	-$ 4,861.18	-$ 14,921.84
Retail Sales		358.01
Keg Retail Income	508.95	
Out of State Retail Sales		1,160.00
Promotional Discounts		-37.21
Total Retail Sales	$ 508.95	$ 1,480.80
Sales of Product Income	51,500.00	268.00
Cafe Kombucha Sales		20,096.96
Farmer's Market & Event Sales	91.02	4,761.03
Sales of Cans Income	992.40	0.00
BBW	186,878.98	237,741.46
Blood Orange		26,786.70
Cascadian Hop	58,439.50	57,367.30
Ginger	206,738.03	268,462.90
Guayusa	64,152.73	91,059.39
Jasmine	118,481.76	155,785.08
Lavender	149,603.88	204,154.76
Total Sales of Cans Income	$ 785,287.28	$ 1,041,357.59
Sales of Kegs Income	24,096.86	15,268.18
Total Sales of Product Income	$ 860,975.16	$ 1,081,751.76
Total Brewery Sales	$ 856,622.93	$ 1,068,310.72
CAFE SALES		
Beer & Cider Cafe Sales (deleted)	72,113.60	7,397.72
Cafe CC Proc Sales	5,507.50	925.00
Discounts	-8,827.29	306.10
Comp	-4,635.17	-770.60
Haggen Emp. Disc.	-10.05	
Herald Building Disc.	-4.60	-81.08
Satori Discount		-38.48
Shift Meal	-5,980.56	-1,753.27
Total Discounts	-$ 19,457.67	-$ 2,337.33

	Jan - Dec 2018	Jan - Dec 2019
Food Cafe Sales	157,896.99	14,243.34
Kombucha Cafe Sales	38,176.21	3,045.69
Merchandise Cafe Sales	20.00	
Other Cafe Sales	397.00	75.00
Returns	-1,003.96	
Spirits Cafe Sales	329,542.98	26,156.88
Wine Cafe Sales	2,073.33	901.65
Total CAFE SALES	**$ 585,265.98**	**$ 50,407.95**
Sales of Product Income		75,000.00
Scoby Kit Sales		11,040.50
SK-Sales (deleted)	0.00	
Uncategorized Income		362.64
Gain From Settlement of Debt		1,215.68
Total Uncategorized Income	**$ 0.00**	**$ 1,578.32**
Total Income	**$ 1,443,068.91**	**$ 1,206,337.49**
Cost of Goods Sold		
BREWERY - COGS	0.00	0.00
Chemicals	1,488.45	1,913.08
Freight In	12,880.76	22,086.26
Freight Out	5,794.44	8,961.86
Ingredients - Brewery - COGS	42,675.20	58,796.27
Labor - Brewery - COGS	-7,788.23	
Taxes	15,216.98	15,221.33
Wages	112,131.42	123,135.05
Total Labor - Brewery - COGS	**$ 119,560.17**	**$ 138,356.38**
Packaging - Brewery - COGS	118,402.05	157,520.69
Small Equipment - Brewery - COGS	1,723.43	5,105.95
Supplies & Maint- Brewery - COGS	25,898.30	17,153.17
Utilities - Brewery - COS	21,225.29	28,760.76
Total BREWERY - COGS	**$ 349,648.09**	**$ 438,654.42**
CAFE COGS		-2,624.03
Beer & Cider Cafe - COGS	26,091.81	554.65
Cash Over\Short - COGS (deleted)	7,489.94	1,281.11
Credit Card Processing Fee (deleted)	17,151.30	3,160.06
AK Air Rewards Program (deleted)	1,267.92	
Total Credit Card Processing Fee (deleted)	**$ 18,419.22**	**$ 3,160.06**
Entertainment	42,249.64	2,624.03
Food Cafe - COGS	80,187.47	6,746.00
Kombucha Cafe - COGS (deleted)	16,015.52	1,354.75
Labor Bar Cafe - COGS (deleted)	143,377.79	6,734.61
Labor Bar Cafe - COGS (deleted-1)		10,051.42

	Jan - Dec 2018	Jan - Dec 2019
Labor Kitchen Cafe - COGS (deleted)	109,311.71	4,073.24
Labor Kitchen Cafe - COGS (deleted-1)		11,031.74
Liquor Cafe COGS	85,332.97	4,284.65
Maint Cafe - COGS	12,198.88	1,038.02
Merch -- COGS (deleted)	9.75	
Non-Alcoholic Beverages - COGS	2,863.65	110.00
Paid Outs Cafe - COGS (deleted)	0.00	
Supplies Cafe - COGS (deleted)	11,922.73	651.96
Utilities Cafe - COGS	5,969.70	928.96
Wine Cafe - COGS (deleted)	3,804.56	
Total CAFE COGS	$ 565,245.34	$ 52,001.17
Scoby Kit Set Up		1,360.00
Total Cost of Goods Sold	$ 914,893.43	$ 492,015.59
Gross Profit	$ 528,175.48	$ 714,321.90
Expenses		
Advertising, Marketing, Sales	22,885.14	33,143.03
Demos		2,229.44
Distributor Discounts	24,213.60	7,320.44
Charlie's Promos		825.50
NW Bev Promos		15,850.82
UNFI Discounts		85,427.64
Walton Promos		7,513.47
Total Distributor Discounts	$ 24,213.60	$ 116,937.87
Distributor Fees	800.00	7,599.94
Events		5,321.26
Promo		20,149.57
sales brokers		63,465.16
Shipping Samples	3,193.05	5,842.35
Travel	11,380.49	11,798.63
Total Advertising, Marketing, Sales	$ 62,472.28	$ 266,487.25
Bad Debts	1,416.50	300.00
Care Expense	0.00	0.00
Entertainment	166.05	3,437.77
Guaranteed Payment -- Chris		6,086.52
Meals	2,230.18	1,953.69
Office/General Administrative Expenses		
AP Late Fees	2,234.50	1,187.97
Auto	4,061.85	1,198.42
B&O Tax	19,475.37	10,708.34
Bank Charges & Fees	8,684.26	6,661.71
Cell Phone	4,539.17	5,606.63

	Jan - Dec 2018	Jan - Dec 2019
Certifications	3,920.19	4,252.46
Contractors	4,060.00	
Credit Card Processing Fee		562.60
Insurance	16,640.55	15,497.31
Internet	2,841.15	1,819.83
Memberships	5,867.64	227.32
Office Supplies & Software	13,274.93	14,005.07
QuickBooks Payments Fees		529.04
Repairs & Maintenance		1,360.90
Tax Fees	19,716.43	-1,869.52
Taxes & Licenses	322.00	722.00
Total Office/General Administrative Expenses	$ **105,638.04**	$ **62,470.08**
Other Business Expenses		
Charitable Contributions	1,038.80	1,306.00
Interest Expense	64,303.02	89,499.92
Legal & Professional Services	8,799.82	4,048.52
Consultants	12,352.50	41,836.00
Total Legal & Professional Services	$ **21,152.32**	$ **45,884.52**
Property Tax		2,374.47
Security System (deleted)	2,833.37	263.27
Sponsorships	1,969.75	300.00
Student Loan	300.00	
Uncategorized Expense	0.00	0.00
Total Other Business Expenses	$ **91,597.26**	$ **139,628.18**
Payroll Expenses	0.00	
Taxes	12,154.66	14,953.17
Wages	125,536.38	166,760.47
Total Payroll Expenses	$ **137,691.04**	$ **181,713.64**
Reimbursements	0.00	0.00
Rent & Lease	61,468.00	63,408.18
Cafe/Kitchen Rent (deleted)	39,464.00	3,784.00
Parking	3,600.00	3,376.66
Suite 311	3,786.00	3,930.00
Total Rent & Lease	$ **108,318.00**	$ **74,498.84**
Research and Development	609.52	1,026.21
Staffing		
Employee Benefits	950.76	
Health & Wellness	1,329.00	150.00
Total Staffing	$ **2,279.76**	$ **150.00**
Total Expenses	$ **512,418.63**	$ **737,752.18**
Net Operating Income	$ **15,756.85**	-$ **23,430.28**
Other Income		
Can Deposit	64.40	

	Jan - Dec 2018		Jan - Dec 2019	
Gain/Loss on sale of assets				34,803.00
Interest Earned		59.65		82.82
Total Other Income	$	**124.05**	$	**34,885.82**
Other Expenses				
Depreciation Expense		95,222.00		53,975.00
Other Miscellaneous Expense		1.81		
Total Other Expenses	$	**95,223.81**	$	**53,975.00**
Net Other Income	-$	**95,099.76**	-$	**19,089.18**
Net Income	-$	**79,342.91**	-$	**42,519.46**

Friday, September 18, 2020- Accrual Basis

Real McCoy Teas LLC Balance Sheet

(Unaudited)

For Years ending December 31,

	2018	2019
ASSETS		
Current Assets		
Bank Accounts		
Business Basic-WECU	41,762.23	153,632.66
Business Savings-WECU	100,042.41	0.00
Cash on Hand	0.00	139.27
Cash on hand.	19.00	0.00
Cash Till	563.00	0.00
Savibank - 4697	23.36	113.36
Savibank - 5033 PR	-4,741.29	198.11
Total Bank Accounts	$ 137,668.71	$ 154,083.40
Accounts Receivable		
Accounts Receivable (A/R)	3,668.53	65,262.36
Total Accounts Receivable	$ 3,668.53	$ 65,262.36
Other Current Assets		
Cafe Inventory		0.00
Kombucha Cafe Inventory	450.00	0.00
Total Cafe Inventory	$ 450.00	$ 0.00
Cafe Note Receivable 1		0.00
Cafe Tab	961.24	0.00
Cash Undeposited Funds	1,423.36	0.00
CC-Undeposited Funds	5,734.63	0.00
Deposit - Chestnut St	8,214.00	4,107.00
Employee Cash Advances	0.00	0.00
Inventory -- Merch	903.63	202.93
T-Shirts		0.00
Trucker Hats		0.00
Total Inventory -- Merch	$ 903.63	$ 202.93
Inventory Asset-Brewery	12,000.00	12,000.00
Packaging Inventory	11,066.45	11,066.45
BBW Cans	12,139.84	13,885.50
Blood Orange Cans		9,305.93
C-Hop Cans		12,133.56
C-Hops Sleeved Cans		0.00
GJ	1,963.18	9,428.99
GJ Arabic		0.00

9

	Dec. 31, 2018	Dec. 31, 2019
GM	14,585.26	7,640.58
Labels	5,867.99	0.00
Lav Cans	13,524.05	9,428.99
OG Cans	12,581.26	14,559.24
Superend Lids		11,548.02
Total Packaging Inventory	$ 71,728.03	$ 98,997.26
Work in Progress Inventory	38,262.49	40,617.00
Total Inventory Asset-Brewery	$ 121,990.52	$ 151,614.26
Advance Repayment	0.00	0.00
Chris Advances	-43.90	0.00
Total Advance Repayment	-$ 43.90	$ 0.00
Total Repayment	-$ 43.90	$ 0.00
Undeposited Funds	543.84	5,653.40
Total Other Current Assets	$ 140,177.32	$ 161,577.59
Total Current Assets	$ 281,514.56	$ 380,923.35
Fixed Assets		
Accumulated Depreciation	-341,013.56	-305,498.56
Fork Lift	24,049.48	24,049.48
Furniture & Equipment	92,082.25	500.00
Furniture & Fixtures	30,302.46	1,717.46
Cafe Furniture & Fixtures	13,238.01	13,238.01
Total Furniture & Fixtures	$ 43,540.47	$ 14,955.47
Leasehold Improvements	322,197.87	145,618.87
Total Leasehold Improvements	$ 322,197.87	$ 145,618.87
Machinery & Equipment	12,000.00	0.00
Brewery Machinery & Equipment	145,340.82	160,261.68
Cafe Equipment	14,985.43	15,063.00
Total Machinery & Equipment	$ 172,326.25	$ 175,324.68
Vehicles		0.00
Sprinter Van	47,392.54	47,392.54
Total Vehicles	$ 47,392.54	$ 47,392.54
Wild Goose Canning Line	73,575.38	137,987.25
Total Fixed Assets	$ 434,150.68	$ 240,329.73
Other Assets		
Accumulated Amortization	-63,055.00	0.00
Cafe Note Receivable		15,000.00
Goodwill	1,261,104.00	0.00
Deferred Gain Cafe Sale -- Goodwill		-15,000.00
Total Goodwill	$ 1,261,104.00	-$ 15,000.00
Illuminati Note Receivable		0.00
Total Other Assets	$ 1,198,049.00	$ 0.00
TOTAL ASSETS	$ 1,913,714.24	$ 621,253.08

	Dec. 31, 2018	Dec. 31, 2019
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	153,371.27	165,346.13
Total Accounts Payable	$ 153,371.27	$ 165,346.13
Credit Cards		
Bank of America Credit Card	10,628.27	9,684.89
Total Credit Cards	$ 10,628.27	$ 9,684.89
Other Current Liabilities		
AirGas Debt (deleted)	0.00	0.00
B&O Tax Payable	8,529.32	349.30
City of Bellingham Tax Payable	691.20	851.61
Total B&O Tax Payable	$ 9,220.52	$ 1,200.91
Bluevine LOC	28,093.90	0.00
Bluevine LOC 2		0.00
Deposit (Keg, Tap, bottle, etc.)	9,080.00	5,452.40
Direct Deposit Payable	0.00	0.00
Gift Card liability	4,837.96	0.00
Out Of Scope Agency Payable	0.00	0.00
Payroll Liabilities	634.92	634.92
Child Support AF	124.93	0.00
Child Support JRA	0.00	0.00
Child Support MW	0.00	0.00
Federal Taxes (941/944)	126,193.32	137,747.16
Federal Unemployment (940)	537.83	748.95
WA Paid Family and Medical Leave Tax		185.09
WA SUI Employer	549.78	198.77
WA Workers Compensation	2,872.95	1,483.45
Total Payroll Liabilities	$ 130,913.73	$ 140,998.34
Ryan Herco Note (deleted)	0.00	0.00
Sales Tax Payable (deleted)	7.92	0.00
ST line of credit	7,000.00	8,617.89
Swell Sales		0.00
Urban Accountant	1,695.50	0.00
Video Jet	1,606.69	0.00
Washington State Department of Revenue Payable	0.00	0.00
Total Other Current Liabilities	$ 192,456.22	$ 156,269.54
Total Current Liabilities	$ 356,455.76	$ 331,300.56
Long-Term Liabilities		
Can Note		83,333.33
Canning Line Note	205,000.00	174,687.70
Herald Building Note	15,103.64	0.00

11

	Dec. 31, 2018	Dec. 31, 2019
Herald Building Note 9-2019		52,947.91
Herald Note 2	400.74	0.00
KH Enterprises Convertible Note		12,000.00
Member Loan	11,784.42	0.00
Notes Payable - KRB Investments	31,763.57	28,447.47
Notes Payable- David Marshak	4,962.85	2,812.71
Product Advance	144,550.59	104,473.40
Rodeo Convertible Note		17,447.43
Savibank Business Loan 7380	245,216.57	231,187.97
Savibank Comm SBA 8820	129,633.87	119,180.29
Sharon McCoy Loan	39,532.50	0.00
Total Sharon McCoy Loan	$ 39,532.50	$ 0.00
Stacey Convertible Note		200,000.00
Suntrust Bank Auto Loan	21,811.64	14,506.31
Total Long-Term Liabilities	$ 849,760.39	$ 1,041,024.52
Total Liabilities	$ 1,206,216.15	$ 1,372,325.08
Equity		
Opening Balance Equity	0.00	0.00
Owner's Contribution	0.00	0.00
Owner's Draw	0.00	0.00
Partner Capital- Chris	628,534.00	-850,937.23
Partner Distributions	0.00	0.00
Total Partner Capital- Chris	$ 628,534.00	-$ 850,937.23
Partner Capital- Dan	158,307.00	142,384.69
Partner Contributions	0.00	0.00
Total Partner Capital- Dan	$ 158,307.00	$ 142,384.69
Retained Earnings	0.00	0.00
Net Income	-79,342.91	-42,519.46
Total Equity	$ 707,498.09	-$ 751,072.00
TOTAL LIABILITIES AND EQUITY	$ 1,913,714.24	$ 621,253.08

Monday, September 18, 2020 - Accrual Basis

Real McCoy Teas, LLC

Statement of Owners' Equity

For the year ending December 31,

(Unaudited)

	2018	2019
Beginning Capital	995,866.00	707,498.09
Add: Additional Contributions	4,134.00	-
Less: Deductions	213,159.00	1,416,050.63
Net Income	(79,342.91)	(42,519.46)
Ending Capital	707,498.09	(751,072.00)

Real McCoy Teas, LLC

Statement of Cash Flows for Year Ending

December 31,

(Unaudited)

	2018	2019
OPERATING ACTIVITIES		
Net Income	-79,342.91	-42,519.46
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	-146.53	-61,593.83
Cafe Inventory (deleted):Kombucha Cafe Inventory (deleted)		450.00
Cafe Note Receivable 1		0.00
Cafe Tab	-961.24	961.24
Cash Undeposited Funds (deleted)	5,939.13	1,423.36
CC-Undeposited Funds (deleted)	-1,643.17	5,734.63
Deposit - Chestnut St		4,107.00
Employee Cash Advances	0.00	
Inventory -- Merch	3,674.09	700.70
Inventory -- Merch:T-Shirts		0.00
Inventory -- Merch:Trucker Hats		0.00
Inventory Asset-Brewery:Packaging Inventory	31,094.62	
Inventory Asset-Brewery:Packaging Inventory:BBW Cans	-12,139.84	-1,745.66
Inventory Asset-Brewery:Packaging Inventory:Blood Orange Cans		-9,305.93
Inventory Asset-Brewery:Packaging Inventory:C-Hop Cans		-12,133.56
Inventory Asset-Brewery:Packaging Inventory:C-Hops Sleeved Cans		0.00
Inventory Asset-Brewery:Packaging Inventory:GJ	-1,963.18	-7,465.81
Inventory Asset-Brewery:Packaging Inventory:GJ Arabic		0.00
Inventory Asset-Brewery:Packaging Inventory:GM	-14,585.26	6,944.68
Inventory Asset-Brewery:Packaging Inventory:GM Arabic		0.00
Inventory Asset-Brewery:Packaging Inventory:Labels	-4,403.01	5,867.99
Inventory Asset-Brewery:Packaging Inventory:Lav Cans	-13,524.05	4,095.06
Inventory Asset-Brewery:Packaging Inventory:Lav Cans Arabic		0.00
Inventory Asset-Brewery:Packaging Inventory:OG Cans	-12,581.26	-1,977.98
Inventory Asset-Brewery:Packaging Inventory:OG Cans Arabic		0.00
Inventory Asset-Brewery:Packaging Inventory:Superend Lids		-11,548.02
Inventory Asset-Brewery:Work in Progress Inventory	-5,266.51	-2,354.51
Payroll Corrections	24.72	0.00
Payroll Refunds		0.00
Repayment:Advance Repayment	0.00	0.00
Repayment:Advance Repayment:Chris Advances	143.45	-43.90
Accumulated Depreciation	95,222.00	-35,515.00

14

	2018	2019
Accounts Payable (A/P)	122,162.23	11,974.86
MMP USA, Inc.	-13,100.00	
Stromberg and Stromberg	-2,374.00	
Bank of America Credit Card	-214.11	-943.38
AirGas Debt (deleted)	-6,000.00	
B&O Tax Payable	-16,199.13	-8,180.02
B&O Tax Payable:City of Bellingham Tax Payable	-273.94	160.41
Bluevine LOC	28,093.90	-28,093.90
Bluevine LOC 2		0.00
Deposit (Keg, Tap, bottle, etc.)	4,812.00	-3,627.60
Direct Deposit Payable		0.00
Gift Card liability	1,887.66	-4,837.96
Out Of Scope Agency Payable	0.00	0.00
Payroll Liabilities:Child Support AF (deleted)	124.93	-124.93
Payroll Liabilities:Child Support JRA (deleted)	-623.07	
Payroll Liabilities:Child Support MW (deleted)	-1,081.63	
Payroll Liabilities:Federal Taxes (941/944)	46,014.40	11,553.84
Payroll Liabilities:Federal Unemployment (940)	-216.54	211.12
Payroll Liabilities:WA Paid Family and Medical Leave Tax		185.09
Payroll Liabilities:WA SUI Employer	-1,408.84	-351.01
Payroll Liabilities:WA Workers Compensation	28.18	-1,389.50
Ryan Herco Note (deleted)	-6,395.64	
Sales Tax Payable (deleted)	7.92	-7.92
ST line of credit	7,000.00	1,617.89
Swell Sales		0.00
Urban Accountant		-1,695.50
Video Jet	-1,174.32	-1,606.69
Washington State Department of Revenue Payable	0.00	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 229,953.96	-$ 138,554.74
Net cash provided by operating activities	$ 150,611.05	-$ 181,074.20
INVESTING ACTIVITIES		
Furniture & Equipment	-500.00	91,582.25
Furniture & Fixtures	-1,717.46	28,585.00
Furniture & Fixtures:Cafe Furniture & Fixtures	-13,237.76	
Leasehold Improvements		176,579.00
Machinery & Equipment		12,000.00
Machinery & Equipment:Brewery Machinery & Equipment	0.00	-14,920.86
Machinery & Equipment:Cafe Equipment		-77.57
Wild Goose Canning Line	-73,575.38	-64,411.87
Accumulated Amortization		-63,055.00
Cafe Note Receivable		-15,000.00
Goodwill		1,261,104.00

	2018	2019
Goodwill:Deferred Gain Cafe Sale -- Goodwill		15,000.00
Illuminati Note Receivable		0.00
Net cash provided by investing activities	-$ 89,030.60	$ 1,427,384.95
FINANCING ACTIVITIES		
Can Note		83,333.33
Canning Line Note	205,000.00	-30,312.30
Herald Building Note	736.42	-15,103.64
Herald Building Note 9-2019		52,947.91
Herald Note 2	400.74	-400.74
KH Enterprises Convertible Note		12,000.00
Member Loan	-2,257.80	-11,784.42
Notes Payable - KRB Investments	-3,001.77	-3,316.10
Notes Payable- David Marshak	-1,946.34	-2,150.14
Product Advance	-39,071.72	-40,077.19
Rodeo Convertible Note		17,447.43
Savibank Business Loan 7380	-15,968.19	-14,028.60
Savibank Comm SBA 8820	-7,863.64	-10,453.58
Sharon McCoy Loan	-54,170.95	-39,532.50
Sharon McCoy Loan:Sharon -- Jer	-17,120.85	
Sharon McCoy Loan:Sharon -- Matthias	-3,624.99	
Stacey Convertible Note		200,000.00
Suntrust Bank Auto Loan	-6,910.18	-7,305.33
Opening Balance Equity	-0.98	0.00
Partner Capital- Chris	-171,466.00	-1,479,471.23
Partner Capital- Chris:Partner Distributions	4,134.00	
Partner Capital- Dan	158,307.00	-15,922.31
Partner Capital- Dan:Partner Contributions	-200,000.00	
Retained Earnings	209,027.79	79,342.91
Net cash provided by financing activities	$ 54,202.54	-$ 1,224,786.50
Net cash increase for period	$ 115,782.99	$ 21,524.25

September 18, 2020

Real McCoy Teas, LLC

Schedule of Debt

As of August 31, 2020

Notes Payable - Canning Line Loan		
Current Balance	$	236,744.99
Interest Rate		10%
Monthly Payment	$	3,181.25
Maturity Date		Dec. 2021
Herald Building Note 9-2019		
Current Balance	$	48,743.11
Interest Rate		6%
Monthly Payment	$	1,500.00
Maturity Date		July. 2023
KH Convertible Note		
Current Balance	$	20,000.00
Interest Rate		8%
Monthly Payment		
Maturity Date		Oct. 2023
Notes Payable - KRB Investments		
Current Balance	$	26,045.98
Interest Rate		10%
Monthly Payment	$	528.60
Maturity Date		Dec. 2025
Notes Payable- David Marshak		
Current Balance	$	1,255.61
Interest Rate		10%
Monthly Payment	$	212.47
Maturity Date		Mar. 2021
Walton Product Advance		
Current Balance	$	83,667.78
Interest Rate		5%
Monthly Payment		Variable
Maturity Date		Variable
Rodeo Convertible Note		
Current Balance	$	18,037.56
Interest Rate		5%
Monthly Payment	$	-
Maturity Date	$	-

Savibank Business Loan 7380		
Current Balance	$	208,768.62
Interest Rate		7.25% Variable
		3500.41
Monthly Payment		(variable)
Maturity Date		Nov. 2026
Savibank Comm SBA 8820		
Current Balance	$	109,409.41
Interest Rate		7.25% Variable
Monthly Payment	$	1,792.52
Maturity Date		Dec. 2026
SBA EIDL		
Current Balance	$	150,838.34
Interest Rate		3.75%
Monthly Payment	$	-
Maturity Date		Jul. 2050
Stacey Convertible Note		
Current Balance	$	350,000.00
Interest Rate		10%
Monthly Payment		
Maturity Date		12/17/2022
Suntrust Bank Auto Loan		
Current Balance	$	11,515.31
Interest Rate		5.66%
Monthly Payment	$	696.21
Maturity Date		Feb. 2022
Bank of America		
Current Balance	$	8,474.89
Interest Rate		15.99%
Monthly Payment	$	500.00

Note 1 – Nature of Operations

Real McCoy Teas, LLC was formed on September 13th, 2011 ("Inception") in the State of Washington. The financial statements of Real McCoy Teas, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bellingham, WA.

Real McCoy Teas, LLC is a beverage manufacturer. The Company produces fermented tea products including kombucha and other beverage products containing the living cultures that are a biproduct of fermentation. The purpose of the company is to offer healthy alternatives to soda, energy drinks, and other products, the consumption of which can be a detriment to consumers' health. The Company is also committed to reducing waste as much as possible and engaging in strategic partnerships to foster environmental stewardship with their customers and community.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2019. The respective carrying value of certain on balance sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Note 3 – Debt

As an undercapitalized business, Real McCoy Teas, LLC has acquired a significant amount of debt. At this time, the company is current on all loans, and they are outlined in the attached Schedule of Debt.

Note 4 – Commitments and Contingencies

- We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- Hired Director of sales contract for $3500 a month and 2% growth commission
- Behind the scenes production agreement for national publicity
- Commercial lease for our office and production space
- Purchase agreement for our canning line

Note 5 – Stockholders' Equity

Common Stock

We have authorized the issuance of 1,200,000 shares of Common stock with a par value of $.0001 consisting of: (I) 800,000 shares of Class A Voting Common Stock, and (ii) 400,000 shares of Class B Non-Voting Common Stock. As of July 28th, 2020, the company has currently issued 800,000 shares of Class A Voting Common Stock and 220,400 shares of Class B Non-Voting Common Stock.

Note 6 – Related Party Transactions

- 1% equity for our financial advisor Ben Esget
- Advisor contract for Stephanie Lind

Note 7 – Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2019 through the period ending September 18, 2020, the issuance date of these financial statements. The Company has received an SBA loan through the EIDL program in the amount of $150,000, with an interest rate of 3.75% and a term of 30 years. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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Kombucha Town
Living beverages for a better world




⊕ Website 📍 Bellingham, WA   MANUFACTURING   FOOD & BEVERAGE

Kombucha Town brews energizing and refreshing live seltzer and kombucha drinks, packaged in cans that are easy on-the-go and easy on the earth.

$85,892 raised ⓘ

122	$20M
Investors	Valuation Cap
8.0%	$250.00
Annual Interest Rate	Min. Investment
15.0%	Conv. Note
Discount Rate	Offering Type
08/08/22	⏱ 12
Maturity Date	Days Left

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates ¹¹   Comments   ♡ Follow

Reasons to Invest

- Ranked among the top 10 beverage brands sold in the convenience store by SPINS and a feature of our product is set to air on CNN, CNBC, FOX, Disney, Food Network and Family Channel with 400+ airings in over 80M homes.

- Sales are up from $1.1MM to $1.4MM over the last 52 week period (Aug 2019 - Aug 2020).

- Kombucha market is projected to continue to grow at 17.5% over the next 3 years across retail spaces, the flavored and functional water market is expected to exhibit a CAGR of 11.5% over the next 6 years.

Rewards

Get rewarded for investing more int
Town:

$250+
Investment

StartEngine Owner's Bor

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.



ONE OF THE FIRST COMPANIES TO can live kombucha IN 2014

ONE OF THE FIRST TO CREATE shelf stable, live kombucha IN 2017

NEW Live seltzers ONE OF THE FIRST TO MARKET IN 2020

"Propel your adventure. Protect your planet."










$250+
Investment

Level 1
$250 - Can growler + 10 trees

$500+
Investment

Level 2
$500 - cooler backpack ($25/$30) + trees

$1,000+
Investment

Level 3
$1,000 – 3 months product + 50 tre Access to the brewers' reserve flav

$2,500+
Investment

Level 4
$2,500 – 10% off for life! + 150 tree Access to Brewers' reserve flavor

$5,000+
Investment

Level 5
$5,000 – Private Cocktail Experience/Mixologist + 250 trees access to brewers reserve flavor + interest increase 9%

$10,000+
Investment

Level 6
$10,000 - VIP Experience + 500 tree access to brewers reserve flavor + interest increase 10%



THE PROBLEM

Sugary beverages are detrimental to the health of consumers

Sugary beverages have damaging health effects and many "healthy" alternatives are no better. Kombucha Town creates healthy, delicious and energizing living beverages that are not only good for you, but also for the environment and our global community.



THE SOLUTION

Delicious, energizing kombucha drinks with amazing health benefits





What Is Kombucha?

Kombucha is a sweet, fizzy drink with water and tea as the primary ingredients. To make kombucha, we ferment sweetened green or black tea with a symbiotic colony of bacteria and yeast (SCOBY). During the fermentation process, the yeast in the SCOBY breaks down the sugar in the tea and releases friendly probiotic bacteria. Kombucha becomes carbonated after fermentation, which is why the drink is fizzy. Kombucha Town takes traditional kombucha to a whole new level through our time tested production process which leads to a tasty drink that's a healthy alternative in the beverage market.

Kombucha Town crafts Living Beverages that are good for people, community and planet. We brew in a near zero waste facility and create premium beverages that are as delicious and refreshing as they are good for you. With three product lines to choose from, Kombucha Town offers accessible products everyone can love, **including the first ever Live Seltzer!**



Exponential growth for the kombucha and functional beverages market

Across retail spaces, the kombucha category is projected to continue a bold growth of 17.5% over the next 3 years (source), and the flavored and functional water market is expected to surpass $76.75 billion in revenue by 2026 (source). Studies show that customers are trending toward healthier beverage choices, with functional water beverage predicted to grow by 11.5% between 2018 and 2026 (source).



Available at your favorite grocery store, with major media exposure underway

In 2019, Kombucha Town reached 1 million cans of kombucha sold (1 million bottles kept out of landfills) as well as $1 million in annual revenue.

2019



1 million
cans of kombucha



$1 million
annual revenue

Our drinks are now available for purchase at Whole Foods, Natural Grocers, Kroger, Sprouts and Harris Teeter among other food and beverage retailers. By building out a robust DSD network, we believe this will enable us to capture significant market share of the fastest growing channels.

KEY RETAILERS

    

We were selected as the featured company in PBS's "The Future of Sustainable Products", edition of "Behind the Scenes". A short segment of this feature is set to air on CNN, CNBC, FOX, Disney, Food Network and Family Channel with 400+ airings in over 80M homes. Kombucha Town was also ranked among the top 10 beverage brands sold in the convenience store market according to SPINS.

WHAT WE DO

Kombucha and Live Seltzers that taste and make you feel amazing

We brew and package all of our canned drinks at our brewing facility in

Bellingham, WA, using our unique formulation and proprietary production method to ensure high quality and a robust flavor profile. We start by adding a symbiotic colony of bacteria and yeast (or SCOBY) to sweet tea, which then results in a process of fermentation, producing alcohol and amino acids.

Our kombucha and live seltzers are both non-GMO verified, and made from certified fair trade ingredients sourced from locations abroad and right in our own backyard. Our kombucha brewers craft the healthiest and tastiest blend around using a variety of teas like Ceylon black and Guayusa mint combined with nourishing ingredients like lavender, sage, blood oranges, ginger, and more.















THE BUSINESS MODEL

We sell our Kombucha through major retailers and D2C online

Our business model is both B2B, through retailers such as Whole Foods and Natural Grocers, as well as director to consumer through our website. Our sales growth went from $325,000 in 2016 to $1.2 million last year, despite being under capitalized with just $500,000 raised in equity to date.



HOW WE ARE DIFFERENT

Better tasting, better for your body and better for the earth

Kombucha Town was the first company to market live kombucha in cans that are not only 100% recyclable but cost 50% less than glass bottles and are easy to take on the go.





THE VISION

Delicious, healthy kombucha made accessible to everyone

As an innovator in the quickly growing functional beverage industry, Kombucha Town has positioned itself for continued growth. Our Live Seltzer not only combines two of the strongest emerging trends in the industry, but it's also affordable for the average consumer. In 5 years, Kombucha Town aims to be available everywhere, from online to quality retailers, to convenience stores in food deserts, making healthy and delicious products available to everyone.



CURRENTLY IN

1600
Stores
IN 24 STATES

Kombucha Town plans to expand its product offerings to include a kids line of kombucha, performance enhancing recovery drinks, alcohol lines, and much more! All of our products will uphold our commitment to quality and provide better beverage options to our devoted consumer base.



A small tight-knit family of passionate team players

Kombucha Town's close-knit and highly skilled team includes 5 full-time employees and 4 part time employees, each of whom plays an integral part in helping the company function. Our company is proud to be made up of a diverse group of talented individuals, with more than half of our upper management roles led by women. Kombucha Town believes in a work/life balance and each member of the team has their own active hobbies such as mountain biking, stand-up paddle boarding, hiking, snowboarding, windsurfing, playing instruments, DJing, and spending time with their pups! As Kombucha Town has grown, so have our families and, over the last 3 years, our team has welcomed 4 new babies!





Join us today!

As the kombucha market continues to grow by an expected 17.5% in the next 3 years, and as we continue to expand sales and partnerships through our omni-channel strategy, Kombucha Town is on its way to becoming a household name. We have been ranked among the top 10 beverage brands sold in convenience stores by SPINS and our product will soon be featured on major TV networks in over 80 million homes with 400+ airings. Our drinks are available for purchase at major retailers such as Whole Foods, Stop and Shop, and Sprouts and we are in talks with many more at the moment. We invite you to join us in the next steps toward our vision of making our healthy and delicious products available to everyone!










Live
Healthy
Live
Happy

In the Press







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Meet Our Team



Chris McCoy

Founder & CEO

Chris McCoy is the founder and CEO of Kombucha Town. Chris's passion for healthy living was driven by his father's death from cancer in 2008 and acting as his mother's caregiver following the early onset of Alzheimer's disease in 2011. Chris founded Kombucha Town in the fall of 2011 after graduating from Western Washington University with a degree in environmental science.

When he's not at work Chris spends time with his family, enjoying the challenge that comes with being a new dad. His hobbies include: Mountain Biking, Wind surfing, Paddle boarding





Christine Harem

Controller

Christine joined Kombucha Town in 2017 and oversees all of the company's financial functions. Christine brings 12 years of financial accounting experience. Christine has a BS in Mathematics and an MBA from Western Washington University.

Away from the desk, Christine enjoys reading, walking through the woods and spending time with her husband, two sweet little boys, and her dog Knight.





Offering Summary

Company :	Real McCoy Tea Company
Corporate Address :	210 E Chestnut Street, Bellingham, WA 98225
Offering Minimum :	$10,000.00
Offering Maximum :	$250,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Convertible Promissory Notes
Type of Equity Converted Into :	Class B Non-Voting Common Stock
Conversion Trigger :	$1,000,000.00
Maturity Date :	August 08, 2022
Valuation Cap :	$20,000,000.00
Discount Rate :	15.0%
Annual Interest Rate :	8.0%

What is a Convertible Note?

A convertible note offers you the right to receive Class B Non-Voting Common Stock in Real McCoy Tea Company. The amount of Class B Non-Voting Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $20,000,000.00 Valuation Cap or if less, then you will receive a 15.0% discount on the price the new investors are paying. You also receive 8.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Non-Voting Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of

determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Early bird

First 7 days of campaign - 10% Annual Interest Rate on notes

Next 7 days - 9% Annual Interest Rate on notes

Volume Perk

Level 1: $250 - Can growler + 10 trees

Level 2: $500 - cooler backpack ($25/$30) + 20 trees

Level 3: $1,000 – 3 months product + 50 trees + Access to the brewers' reserve flavor

Level 4: $2,500 – 10% off for life! + 150 trees + Access to Brewers' reserve flavor

Level 5: $5,000 – Private Cocktail Experience/Mixologist + 250 trees + access to brewers reserve flavor + 9% Annual Interest Rate on notes

Level 6: $10,000 - VIP Experience + 500 trees + access to brewers reserve flavor + 10% Annual Interest Rate on notes

Level 7: $50,000 - VIP Experience + 500 trees + access to brewers reserve flavor + 12% Annual Interest Rate on notes

Level 8: $100,000 - VIP Experience + 500 trees + access to brewers reserve flavor + 15% Annual Interest Rate on notes

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Company will offer 10% additional bonus interest rate for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Update from the Herald Building

26 days ago

 Update from the historic Herald Building

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Campaign Extension + an exciting week ahead

about 1 month ago



We extended our equity crowd-funding campaign!

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Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Kombucha Town offering. Here's an excerpt describing the specifics of the change:

Kombucha Town extended the length of their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Kombucha Town has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Kombucha Town be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

2-day planning session a HUGE success

2 months ago

CEO Chris McCoy is joined by our new director of sales, Sam Shisler, to give an update after a 2-day planning session at the KT offices in Bellingham. We're excited to start working with the Shisler Sales team!

 Campaign update: Successful planning session w...

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Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Kombucha Town offering. Here's an excerpt describing the specifics of the change:

Kombucha Town provided financial statements and added new perks.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Campaign update: Exciting new distributors

3 months ago

It's been a productive week here at Kombucha Town. We're looking forward to seeing even more growth as we partner with Whole Foods and Aldi to bring kombucha and seltzers nationwide, and ready for a week of strategizing with our west coast sales team. Thanks to all our new investors!

 Campaign Update: Exciting new distributors!

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Happy Birthday Kombucha Town!

3 months ago

Hello!

We've been having a great week at the Kombucha Town office. As we head into the weekend, we have reached 102 investors with more than $85,000 invested. We shared this and other exciting news in a video update from Chris on Wednesday, but forgot to mention a super important milestone!

It's Kombucha Town's 9th birthday!

As we round off nine years as a company, we are especially proud of our awesome community! We've been seeing so many KT community members sharing their "Booch of the Day" on Instagram, and we love that you're enjoying our products and our mission of sustainability and healthy living. We couldn't have done it without you!

That's why we're clueing you into our exclusive September newsletter offer of **20% off any variety pack on our website**! Don't miss this offer, and make sure to join our email list for epic monthly discounts, recipes and updates.



We've reached 100 investors!

3 months ago

We want to give a **huge** thank you to our growing community of investors. With your help, we're set to plant more than 3,000 trees in partnership with One Tree Planted. That's 15 acres!





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Whole Foods News!

4 months ago



Whole Foods Update!

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Abbey Seeds 13 hours ago
This is an exciting opportunity. I have a few questions regarding the financials.
1) what is the entity we are obtaining a convertible note from? Stock refers to a corporation, however, the financial statements presented are for an LLC. Is conversion into C Corp stock or LLC units that would result in a K-1? Are you an LLC taxed as a Corp? Please help me understand the entity structure.
2) is the company current on remitting payroll taxes to the IRS?
3) it appears there were $1.4M of distributions in 2019. Please confirm. What is the business justification for such significant distributions followed by a fundraising campgain?
4) is the Live Seltzer available for purchase in Bellingham? We'd like to sample it.

4) Is the Live Seltzer available for purchase in Bellingham? We'd like to sample it.
5) you are delinquent on your WA Sec of State registration.

Michael Zysman `1 INVESTMENT` `INVESTED` 4 days ago
When and how do we receive the investment rewards?

> **Chris McCoy** - **Kombucha Town** 2 days ago
> Hi Michael,
> The rewards will go out shortly after the campaign ends. We anticipate having all the rewards out by the end of March 2021. If it's a physical reward then it will be mailed to you. Tree plantings will happen in the spring, as well as event rewards. Thanks for your consideration, feel free to email me with any other Questions Chris@KombuchaTown.com

Charles Crawford `SE OWNER` `4 INVESTMENTS` a month ago
Are the reward levels cumulative? I.e. at level 4 do you get the 3 month supply and the10% off for life?

How does one use their 10% discount? Specifically, what venues can one use it at?

Thanks!

> **Chris McCoy** - **Kombucha Town** 2 days ago
> HI Charles,
> The rewards are not cumulative. If you do want several rewards then you could make multiple investments at different levels. The discount will apply to all online orders. You will have a special code that will earn you a discount on any order that you make.

Neal Balkun a month ago
I made an initial investment can i add to it to raise my investment tier level to raise my perks and how

> **Chris McCoy** - **Kombucha Town** 2 days ago
> Hi Neal,
> If you want to change the amount that you invest you can either make an additional investment. Or cancel your original investment and re-invest at a different level. I hope that helps!

lyle notice `SE OWNER` `68 INVESTMENTS` 2 months ago
I really don't want to miss this, will you be extending this campaign ?

> **Chris McCoy** - **Kombucha Town** 2 months ago
> Hi Lyle,
> As we have had a few requests to extend we will likely be doing so to accommodate. The official announcement will come this week.
> Thanks!

Eric Pruyne `10 INVESTMENTS` `INVESTED` 2 months ago
I should have asked the questions together, I apologize. I was curious about what are the limiting factors in national distribution? Production levels, distribution costs?

> **Chris McCoy** - **Kombucha Town** 2 months ago
> Hi Eric,
> Right now the limiting factor has been retail activation, many retailers have stopped bringing in new products because of Covid related logistical issues. As those issues are getting resolved more and more retailers are bringing in new products, Mostly for spring 2021 or later. We have capacity to triple our output from 3000-5000 cases a month to 15,000 cases a month. Raising funds will enable us to order our packaging in bulk to reduce our cost of goods substantially and invest into additional sales and marketing.

Eric Pruyne `10 INVESTMENTS` `INVESTED` 2 months ago
There was a significant decline in the fund raise, is there a side-by-side or were there cancellations?

> **Chris McCoy** - Kombucha Town 2 months ago
> HI Eric,
> We are doing our first funds distribution, any time that happens all investors must re-confirm. If for some reason they do not get or miss the emails than their investment is pulled out of the investment pool. That is the case here for the decline in the raise, this happens every time funds are distributed and some attrition is normal. I hope that clarifies.
> Thanks,

Nicholas Krau `10 INVESTMENTS` 2 months ago
Your investor perks are weak. Any plans to increase this in the next round?

> **Chris McCoy** - Kombucha Town 2 months ago
> Hi Nicholas,
> We are always open to feedback. What would be more enticing to you? Feel free to shoot me and email and we can dig into details: Chris@KombuchaTown.com
> Thanks!

(**SHOW MORE COMMENTS**)

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VIDEO TRANSCRIPT

Kombucha Town Pitch Video

Chris McCoy:
Hi. I'm Chris McCoy, CEO of Kombucha Town. I founded the company back in 2011 to help support my mother who had recently been diagnosed with early onset Alzheimer's. Now, it's become my mission to innovate and create products that will help disrupt the toxic food system that's been making people sick for over 100 years. I'm really excited to share our newest innovation with you that will inspire people to live healthy, happy lives that are in tune with our planet.

Speaker 2:
We want to plant a million trees and build a healthier world by replacing soda. We've got the delicious drinks to do it, and we're asking you to invest in your health, the community, and the planet. We're raising funds to help us scale our innovations, allowing our beverages to be more accessible nationally, and launch our exciting new product, Live Seltzer, the first ever probiotic seltzer on the market. With one to two calories and zero sugar, it's cold brewed with pristine glacial water from the North Cascades mountains, contains live active cultures, and is available in three refreshing flavors.

Speaker 3:
We started selling our kombucha at local farmer's markets and mom and pops here in Bellingham, Washington, filling reasonable growlers for each customer. When it was time to expand, we became the first kombucha in a can.

Heather Gastil:
Cans are an American invention, and are domestically produced. They're the most sustainable option on the market, and they help to keep bottles out of landfills. And they're easy to pack for your next adventure.

Tony Weskamp:
We built a brewery in a historic newspaper building in Downtown Bellingham, Washington. As things began to grow, Kombucha Town scaled.

Rachael Buselmeier:
As kombucha town has grown, we've focused on people and the planet alongside of profit, maintaining our goal of building the world we want to see through conscious capitalism.

Melinda Patten:
To date, we've sold over a million cans of kombucha while also keeping a million bottles out of landfills. Along with being certified organic and non-GMO, we also use Fair Trade certified ingredients, and we partnered with 1% for the Planet. This campaign will help us finalize our B Corp certification.

Trent Banks:
Now we want to invite you to invest in your community and help us grow the business. We're opening up our funding to community owned business model because we believe that now, more than ever, people are looking to vote with their dollar and be the change they want to see in the world.

Chris McCoy:
This brings us to 2020, which, well, I think you know the story. It's been a wild and challenging year for everyone, including Kombucha Town, but our dreams and ambitions are bigger than ever. And that's where you come in. Invest in Kombucha Town and you invest in healthier, happier communities from the microbiome that is your gut to the microbiome that is the earth. And don't forget to recycle.

Kombucha Town Overview Video

Speaker 1:
For almost a decade can Kombucha Town has been committed to making healthy, delicious beverages that are not only good for you, but also good for our communities and the planet. We use organic non GMO and fair trade certified ingredients because we believe that we can build the world we want to live in. Now we want to invite you to join us in building that world. Kombucha town is opening up to community owned business model by launching an equity crowd funding campaign. We want to put the power back in the hands of the people and be the change. Every person who invests in our campaign will join us in planting trees through the partnership with One Tree Planted. Alongside rebuilding the lungs of our planet, we've got more sweet incentives like exclusive access to limited run Kombucha flavors, Pacific Northwest adventures and Kombucha Town gear. We're inviting you to invest in yourself, your community and your planet by investing in us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION

OF

REAL MCCOY TEA COMPANY

(A PUBLIC BENEFIT CORPORATION)

The undersigned sole incorporator, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies that:

1.   The name of this corporation is **Real McCoy Tea Company** (the "Corporation").

2.   The registered office of the Corporation in the State of Delaware is located at 651 N. Broad St., Suite 206, Middletown, DE 19709 (New Castle County). The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

3.   The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL. The Corporation shall be a public benefit corporation as contemplated by subchapter XV of the DGCL, or any successor provision, and is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits, and is to be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the Corporation's conduct and the public benefit or benefits identified in this Certificate of Incorporation. Accordingly, it is intended that the business and operations of the Corporation create a material positive impact on society and the environment, taken as a whole. If the DGCL is amended to alter or further define the management and operation of public benefit corporations, then the Corporation shall be managed and operated in accordance with the DGCL as so amended. The specific public benefit purposes of the Corporation shall include, without limitation, (1) improving the health of those that consume the Corporation's products, and (2) making meaningful contributions to the health and diversity of the community and natural environment.

4.   The total number of shares of stock which the Corporation shall have authority to issue is One Million Two Hundred Thousand (1,200,000) shares of common stock, consisting of: (i) Eight Hundred Thousand (800,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Four Hundred Thousand (400,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights. The Class B Non-Voting Common Stock shall automatically convert into Class A Voting Common Stock upon the vote of the holders of a majority of the outstanding shares of Class A Common Stock.

5. The name and mailing address of the undersigned sole incorporator is:

NAME | ADDRESS

Jeffrey S. Marks | Alliance Legal Partners, Inc.
9 Chatelaine
Newport Coast, CA. 92657

6. The Corporation shall have perpetual existence.

7. A director shall not be personally liable to the Corporation or the stockholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the duty of loyalty of such director to the Corporation or the stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; and (iv) for any transaction from which such director derives an improper personal benefit. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No repeal or modification to this Article shall adversely affect any right or protection afforded to a director prior to such repeal or modification.

8. Any disinterested failure to satisfy DGCL Section 365 shall not, for the purposes of DGCL Section 102(b)(7) or DGCL Section 145, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

I, being the sole incorporator named above, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate, hereby declaring and certifying that this is my act and deed, and that the facts herein stated are true, and accordingly have hereunto set my hand this 29th day of July, 2020.

Jeffrey S. Marks,
Sole Incorporator

2